July 17, 2019

VIA E-MAIL

Division of Corporation Finance

Office of Healthcare & Insurance

United States Securities and Exchange Commission

Washington, D.C. 20549

Re:	AS Captial, Inc.
Amendment No. 4 to Registration Statement For 10-12(g)
Filed June 26th, 2019
File No. 000-55999

To Whom it May Concern:

The following is response to the comment letter received on July 11th, 2019.

Amendment No. 4 to Registration Statement on Form 10-12(g)

Business Development, page 1

1.	We refer to prior comment 1 and reissue in part. Please revise to explain that the company reported $48.8 million in investments as of June 30th, 2010. Also. Revise to remove the statement that these investment assets could be “depreciated to zero” or, alternatively, provide us with support for your statement that these assets could be depreciated.

The language related to depreciation has been removed.

2.	We refer to prior comment 2 and refer to Exhibit 10.1. Please re-file this exhibit to provide:
•	A complete copy of Petitioner’s Application for Appointment as Custodian, including all exhibits and Petitioner’s affidavit to the Court, and
•	Petitioner’s Motion to Discharge Custodian.

The two additional exhibits have been added.

3.	With reference to prior comment 2 and Exhibit 10.1, please revise your corporate history disclosure to indicate:
•	The date(s) that XTC acquired its 500 common shares;
•	The date XTC filed its petition to the Nevada courts to serve as custodian; and
•	The date that XTC convened the special meeting to elect directors and the voting results at such meeting.

Disclosure added that XTC acquired its 500 common shares on 6/14/18. The custodian was appointed on 8/9/18. The Special meeting was held on 12/1/18 with a majority present voting in favor.

Division of Corporation Finance

Office of Healthcare & Insurance

Form of Acquisition, page 4

4.	We refer to prior comment 3 and note that your December 20, 2018 response to comment 3 indicates that XTC provided you funds in exchange for common stock. Accordingly, please revise to disclose the material terms of your 2018 equity sales and amend your disclosures in Items 2, 4, 7 and 10, as applicable.

XTC purchased stock on 6/14/18 at $0.05 per share.

Directors and Executive Officers, page 14

5.	We note your response to parior comment 5 indication that you have restored the disclosure concerning Mr. Karatzaferis. To the extent that Mr. Karatzaferis was an officer and director at the time of effectiveness of this registration statement, please revise to restore the disclosure concerning Mr. Karatzaferis on page 14.

Karatzaferis disclosure returned to page 14.

Sincerely,

/s/ Chris Lotito

Chris Lotito, CEO

cc:	Ibolya Ignat
Mary Mast
Jeffrey Gabor
Joe McCann